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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2004

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                  Switzerland
                                  -----------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F
                                      ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No X
                                -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Disclosures with respect to Converium Holding Ltd's 3rd Annual General Meeting

Issuer:                  Converium Holding Ltd
Sec. ID no.:             1'299'771
ISIN:                    CH0012997711



In accordance with art. 8 of the Articles of Incorporation of Converium Holding Ltd and with para. 3.01 (date of the next shareholders' meeting), 3.02 (date of closure of share register), 4.01 (date of ex-dividend trading; payment date of dividend) of the revised checklist (with effect from February 1, 2004) published as enclosure 1 of the "Reports required in order to maintain a listing" (Art. 64
- 75 KR), we herewith inform you about the following:

o The Annual General Meeting will take place April 27, 2004 in the Casino Zug, at 10.30 a.m.

o        The share register will be closed April 23, 2004 till April 29, 2004.

o The date of ex-dividend trading and of the dividend payment will be April 29, 2004. For details see the Dividend Form, which was sent electronically to you.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Dirk Lohmann
                                                    Name:      Dirk Lohmann
                                                    Title:     CEO




                                               By:  /s/ Christian Felderer
                                              Name: Christian Felderer
                                             Title: General Legal Counsel



Date:  February 24, 2004